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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

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                             SCHEDULE 14D-1/A
                          TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

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                             PROXIMA CORPORATION
                          (NAME OF SUBJECT COMPANY)

                             BD ACQUISITION CORP.
                                   ASK ASA
                                  (BIDDERS)

                         COMMON STOCK, PAR VALUE $.001
                        (TITLE OF CLASS OF SECURITIES)

                                   744287103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               OLE J. FREDRIKSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    ASK ASA
                              K.G. MELDAHLSVEI 9
                              N-1602 FREDRIKSTAD
                                    NORWAY
                                (47 69) 34 0155
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPY TO:
                              JOHN A. HEALY, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000


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     This  Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on March 13, 1998 (the "Schedule 14D-1"), by BD Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule 14D-1, is hereby supplemented and/or amended as provided below.

     The penultimate sentence of the second full paragraph under Section 7. "--Certain Information Concerning the Company--Other Financial Information" of the Offer to Purchase is replaced with the following:

     "None of Parent or the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections and the Company has made no representation to the Purchaser or Parent regarding this information."

     The sixth paragraph under Section 8. "--Certain Information Concerning the Purchaser and Parent" of the Offer to Purchase is amended by adding immediately after the sixth sentence of such sixth paragraph the following:

     "The Commission maintains an Internet site, at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission."

     The second sentence under Section 11. "--Purpose of the Offer; Merger Agreement; Plans for the Company--Option Agreement" of the Offer to Purchase is replaced with the following:

     "This summary is qualified in its entirety by reference to the Option Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as exhibit (c)(3) to the Schedule 14D-1."

     Clause (iii) of the first paragraph under Section 14. "--Certain Conditions of the Offer" of the Offer to Purchase is replaced with the following:

     "(iii) at any time on or after March 8, 1998 and before the Expiration Date, any of the following events shall have occurred and remain in effect:".


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                               SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998


                                    BD ACQUISITION CORP.


                                    By:/S/ OLE J. FREDRIKSEN
                                    Name: Ole J. Fredriksen
                                    Title: President


                                    ASK asa


                                    By: /S/ OLE J. FREDRIKSEN
                                    Name:  Ole J. Fredriksen
                                    Title: President and Chief Executive Officer



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